UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-55168

MDS ENERGY PUBLIC 2013-A LP

(Exact name of registrant as specified in its charter)

409 Butler Road, Suite A

Kittanning, PA 16201

(855) 807-0807

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Limited Partner Units and Investor General Partner Units

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

                                Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☑
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☑
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 358

     Pursuant to the requirements of the Securities Exchange Act of 1934, MDS Energy Public 2013-A LP has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MDS Energy Public 2013-A LP By: MDS Energy Development, LLC, its Managing General Partner
Date: January 6, 2017	By:	/s/ Michael D. Snyder
Michael D. Snyder
President